UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
December 5, 2013

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

SunCoke Energy, Inc.

File No. 001-35243 -- CF# 30290

       SunCoke Energy, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on October 30, 2013.

       Based on representations by SunCoke Energy, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.1	through October 1, 2023
Exhibit 10.2	through October 1, 2023
Exhibit 10.3	through October 1, 2023
Exhibit 10.4	through October 1, 2023

       For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Elizabeth M. Murphy
Secretary